Exhibit 99.1

Vermilion Energy Inc. Announces TSX Approval for Renewal of Normal Course Issuer Bid and Confirms Q2 2025 Release Date and Conference Call Details

CALGARY, AB, July 9, 2025 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce that the Toronto Stock Exchange ("TSX") has approved the notice of Vermilion's intention to commence a normal course issuer bid ("NCIB") through the facilities of the TSX, New York Stock Exchange and other alternative trading platforms in Canada and the United States.

The NCIB allows Vermilion to purchase up to 15,259,187 common shares, representing approximately 10% of its public float as at June 30, 2025, over a twelve-month period commencing on July 12, 2025. The NCIB will expire no later than July 11, 2026. The total number of common shares Vermilion is permitted to purchase on the TSX is subject to a daily purchase limit of 205,865 common shares, representing 25% of the average daily trading volume of 823,460 common shares on the TSX calculated for the six-month period ended June 30, 2025; however, Vermilion may make one block purchase per calendar week which exceeds the daily repurchase restrictions. As of the close of business on June 30, 2025, Vermilion had 154,018,623 common shares issued and outstanding and a public float of 152,591,872 common shares. Any common shares that are purchased under the NCIB will be cancelled upon their purchase by Vermilion.

In connection with the NCIB, Vermilion will enter an automatic purchase plan ("ASPP") with its designated broker to allow for purchases of its common shares during self-imposed blackout periods. Such purchases would be at the discretion of the broker based on parameters provided by the Company prior to any self-imposed blackout period or any period when it is in possession of material undisclosed information. The ASPP has been pre-cleared, as required by the TSX. Outside of these blackout periods, common shares may be purchased under the NCIB in accordance with Management's discretion.

Vermilion has a long history of returning capital to its shareholders as we have paid out over $40 per share in dividends since 2003 and have had an active NCIB since 2022. The Company anticipates returning 40% of excess free cash flow(1) to shareholders in 2025, primarily through the base dividend and share repurchases. Share repurchases continue to screen as one of the most compelling options for returning capital to shareholders as we believe our common shares are trading at a price that does not reflect the appropriate value of the company.

Under its prior NCIB, which runs from July 12, 2024, to July 11, 2025, the Company was allowed to purchase up to 15,689,839 common shares. As at June 30, 2025, Vermilion repurchased an aggregate of 5,631,463 common shares under its prior NCIB at a weighted average price of $12.96 per common share, excluding brokerage fees. The company purchased all common shares through the facilities of the TSX and alternative trading platforms in Canada and the United States.

Conference Call and Webcast Details

Vermilion will release its 2025 second quarter operating and condensed financial results on Thursday, August 7, 2025, after the close of North American markets. The unaudited interim financial statements and management discussion and analysis for the three and six months ended June 30, 2025 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Vermilion will discuss these results in a conference call and webcast presentation on Friday, August 8, 2025, at 9:00 AM MT (11:00 AM ET). To participate, call 1-888-510-2154 (Canada and US Toll Free) or 437-900-0527 (International and Toronto Area). A recording of the conference call will be available for replay by calling 1-888-660-6345 (Canada and US Toll Free) or 1-289-819-1450 (International and Toronto Area) and using conference replay entry code 89233 # from August 8, 2025, at 12:00 PM MT to August 15, 2025, at 12:00 PM MT.

To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3IyeQfW to receive an instant automated call back. You may also access the webcast at https://app.webinar.net/MoblXDzq3Gd. The webcast links, along with conference call slides, will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations/ under Upcoming Events prior to the conference call.

(1)	Most directly comparable to cash flows from operating activities, free cash flow ("FCF") is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs and excess free cash flow ("EFCF") is comprised of FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration and development of liquids-rich natural gas in Canada and conventional natural gas in Europe while optimizing low-decline oil assets. This diversified portfolio delivers outsized free cash flow through direct exposure to global commodity prices and enhanced capital allocation optionality.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

For further information please contact:
Dion Hatcher, President & CEO; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations
TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

CO: Vermilion Energy Inc.

CNW 17:00e 09-JUL-25